
Mail Stop 3561

December 1, 2016

Miguel Dotres
Chief Executive Officer
Petrus Resources Corporation
15321 NW 60th Avenue
Suite 109
Miami Lakes, Florida 33014

        Re: Petrus Resources Corporation
               Form 8-K
               Filed November 1, 2016
               File No. 333-176879

Dear Mr. Dotres:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 9.01

1. Please provide the pro forma financial statements required by Rule 8-05 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621; Lisa Kohl, Legal Branch Chief, at 202-551-3252; or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Charles B. Pearlman, Esq.